[Letterhead of Simpson Thacher & Bartlett LLP]
VIA OVERNIGHT COURIER AND EDGAR

August 30, 2007

Re:	Sirius Satellite Radio Inc. Registration Statement on Form S-4 File No. 333-144845

XM Satellite Radio Holdings Inc. Preliminary Proxy Statement on Schedule 14A File No. 000-27441
John Zitko, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Zitko:
          On behalf of Sirius Satellite Radio Inc. (“SIRIUS”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced registration statement on Form S-4 and preliminary proxy statement on Schedule 14A (the “Registration Statement”) relating, among other things, to the registration of shares of SIRIUS common stock issuable in the proposed merger of XM Satellite Radio Holdings Inc. (“XM”) with a newly formed, wholly-owned subsidiary of SIRIUS, with XM thereupon becoming a wholly-owned subsidiary of SIRIUS. The Registration Statement has been revised in response to the Staff’s comments and to reflect other updating changes.
          To assist your review, we have retyped the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by SIRIUS and XM.
Questions and Answers about the Meeting, page iv
1.	Revise your second Q&A to reflect the issuance of the preferred stock in the merger.

In response to the Staff’s comment, the second Q&A has been revised to reflect the issuance of the preferred stock in the merger.

Securities and Exchange Commission	-2-	August 30, 2007
Opinions of Financial Advisor, page 3
2.	We note the references on pages 3 and 33 to a $7.5 million “incentive fee” payable to Morgan Stanley at the “sole discretion” of the Sirius Board. Please expand your discussion on page 33 to clarify the purpose of “incentivizing” your independent financial advisor, and what factors will be considered by the board in determining whether the fee shall be awarded. Please provide a copy of the Morgan Stanley engagement letter.

In response to the Staff’s comment, the discussion on page 34 has been expanded to clarify the purpose of “incentivizing” SIRIUS’ independent financial advisor and explain that the SIRIUS Board of Directors has not yet decided what factors it will consider in determining whether to pay this fee.

A copy of the Morgan Stanley engagement letter is being provided to the Staff on a supplemental basis as a separate exhibit to this letter. Pursuant to Rule 418(b) under the Securities Act, the engagement letter is being provided to the Staff on a supplemental basis only as an exhibit to this letter and is not to be filed with or deemed part of the Registration Statement.
Termination of the Merger Agreement, page 7
3.	We note your listing of certain circumstances upon which either party may terminate the merger. Please clarify all specific circumstances when the terminating party would be required to pay a termination fee to the other.

In response to the Staff’s comment, the disclosure on page 7 has been revised to clarify all the circumstances under which the terminating party would be required to pay a termination fee to the other.
Regulatory Matters, page 5
4.	We note the statement that FCC approval may not be obtained before your stockholders vote on the merger. Please indicate your expectation as to whether anti-trust approval will be obtained prior to the shareholder meetings.

In response to the Staff’s comment, the disclosure on page 6 has been revised to indicate that anti-trust approval may not be obtained prior to the stockholder meetings.

5.	We note that both companies are obligated to satisfy any conditions or divestiture requirements imposed on them “unless the conditions or divestitures would reasonably be expected to have a material adverse effect on the combined company after completion of the merger” in connection with anti-trust approval. Clarify whether either party has the right to terminate the agreement based upon this condition and, if so, whether a termination fee must be paid.

In response to the Staff’s comment, the disclosure on page 5 has been revised to clarify that each party has the right to terminate the agreement based upon the conditions or

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divestitures in connection with anti-trust approval and that no termination fee would be required to be paid.
Selected Historical Financial Data of Sirius, page 9
6.	We refer to your long term, net of current portion as of March 31, 2007. Such amount does not appear to reconcile to the amount presented on page 6 under the “Debt Restructuring” header. Please advise or revise.

In response to the Staff’s comment, the amount of long-term debt, net of current portion, on page 10 has been revised to appropriately reconcile with page 7.
Comparative Per Share Data (Unaudited), page 12
7.	Please present the XM pro forma equivalent information. We note your disclosure referencing this information in the first paragraph.

In response to the Staff’s comment, the XM pro forma equivalent information has been included on page 13.
Risk Factors, page 15
8.	Include a new risk factor discussing the potential conflict of interest involving both companies’ financial advisors due to a significant portion of their fee being tied to the successful completion of the merger and, in the case of Morgan Stanley, the discretion of the board.

SIRIUS and XM respectfully disagree with the request to include a new risk factor discussing the potential conflict of interest involving both companies’ financial advisors. Both SIRIUS and XM believe that the risk is neither material nor unique to this transaction and therefore a discussion of such matters in the “Risk Factors” section would not be in accordance with Item 503 of Regulation S-K. It is customary in a public merger transaction for all or a substantial portion of the financial advisors’ fees to be contingent upon the completion of the merger. Accordingly, if such arrangements created any risk, it would be a risk that would apply to any merger where fairness opinions were obtained and therefore outside the category of risks which require disclosure pursuant to Regulation S-K.
9.	We note the departure of Mr. Panero as CEO of XM. Please provide a discussion of the risks to XM and its shareholders if the merger is not approved but the company must still pay Mr. Panero’s severance and find a permanent replacement.

In response to the Staff’s comment, the first risk factor on page 17 has been revised to provide a discussion of the risks to XM and its stockholders if the merger is not approved but XM must still pay Mr. Panero’s severance and find a permanent replacement.

Securities and Exchange Commission	-4-	August 30, 2007
Reasons for the Merger, page 21
10.	We note the statement that Wall Street equity analysts have published estimates of the present value of cost synergies. Please provide the citations for the reports you rely on in your filing and provide us with copies of such reports. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.

In response to the Staff’s comment, below is a list of the citations for the analyst reports relied on in the Registration Statement:
•	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Undervalued; Sirius Upside Here, June 22, 2007.

•	Stifel, Nicolaus & Company, Incorporated, Updated Model and Thoughts: Maintain Buy and $5 Target, May 7, 2007.

•	Deutsche Bank Securities Inc., IQ: Fine-Tuning for OEM Above and ARPU Below, May 7, 2007.

•	The Goldman Sachs Group, Sirius 1Q07 Results a Mixed Bag; 2007 Outlook Still Not Inspiring, May 2, 2007.

•	Banc of America Securities LLC, Satellite Radio 1Q07 Preview, dated April 23, 2007.

•	Morgan Stanley, Strong 4Q06 Results, More Measured Sub Outlook, February 27, 2007.

•	Bear Stearns & Co. Inc., XM Satellite Radio (XMSR-$12.98-Outperform), February 16, 2007.

•	Bear Stearns & Co. Inc., MergeCo Synergies Could Reach $6.7B, January 23, 2007.

•	Banc of America Securities LLC, Little Upside Left for Merger Hopefuls: Downgrading XMSR to Neutral from Buy — Cautious View on the Sector, January 16, 2007.

•	Credit Suisse Securities (USA) LLC, 2007 Satellite Radio Outlook, January 16, 2007.

•	J.P. Morgan Securities Inc., 2007 Outlook: Merger Attempt Possible, Still a Big Niche, January 16, 2007.

•	RBC Capital Markets Corp., XMSR and SIRI Should Act on Urge to Merge...Now, January 12, 2007.

•	Lehman Brothers Inc., XM/Sirius Merger Could Save $1.3BN/Yr, December 15, 2006.

In addition, copies of these reports are being provided to the Staff on a supplemental basis as a separate exhibit to this letter. The relevant portions in these materials have been

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highlighted. Pursuant to Rule 418(b) under the Securities Act, these materials are being provided to the Staff on a supplemental basis only and are not to be filed with or deemed part of the Registration Statement.
11.	Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to third-parties, including a financial advisor. Accordingly, please disclose all material projections, internal financial statements, and long-term financial plans for 2007 and 2008 that were exchanged among Sirius, XM, and their respective financial advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

SIRIUS and XM do not believe that disclosure of the 2007 - 2008 financial forecasts (the “Financial Forecasts”) prepared by each company would provide additional material information to stockholders in making an informed decision regarding the proposed merger. Neither SIRIUS nor XM considered the respective Financial Forecasts of the other to be material to its decision to approve the proposed merger. The Financial Forecasts were prepared by each company at the request of their respective financial advisors, were not subject to formal internal review and comment procedures or Board review, and were developed for the purpose of assisting the financial advisors in confirming the range of publicly available Wall Street equity research estimates. In each case, the management metrics in the Financial Forecasts fell within that publicly available range. In addition, the satellite radio business is, by its nature, highly volatile and difficult to predict with any degree of certainty. As markets, technologies and consumer tastes evolve, management’s predictions as to future performance can change frequently, particularly given the rapid and ever-changing landscape of competition faced by satellite radio. In light of the foregoing, the inclusion of financial forecasts prepared in early 2007 would not be meaningful, and might be misleading, to a stockholder in late 2007. Furthermore, all relevant financial metrics have been assessed by both financial advisors and described in their respective opinions included in the Registration Statement.

XM Board of Directors’ Recommendation, page 24
12.	We note the paragraph at the bottom of page 25 indicating that the XM board did not make any determination whether any individual factor “was favorable or unfavorable to its ultimate determination...” However, in the bullet points that precede this statement, several “risks and other potentially negative factors...” that the XM board “identified and considered” are highlighted. Please reconcile.

In response to the Staff’s comment, the disclosure on page 26 has been reconciled.
Interests of Directors and Executive Officers in the Merger, page 41
13.	Quantify the employment agreement and severance benefits to be paid to Mr. Panero. Clarify whether the benefits will be paid if the merger is not consummated.

Securities and Exchange Commission	-6-	August 30, 2007
In response to the Staff’s comment, the disclosure on page 43 has been revised to quantify the employment agreement and severance benefits that will be paid to Mr. Panero and to clarify that the benefits will be paid whether or not the merger is consummated.

14.	Confirm through clarifying disclosure that employment agreement or severance benefits are not expected to be paid to any executive officer of either XM or Sirius other than Mr. Panero. If this is not the case, identify the officer, if this information is known to the company and individual involved, and quantify the benefits expected to be paid.

In response to the Staff’s comment, the disclosure on page 44 has been revised to clarify that it is not known at this time whether any additional terminations of employment in connection with the merger will occur and whether corresponding severance and termination payments will be triggered.
Accounting Treatment, page 45
15.	We understand that after the merger, XM Satellite Radio Holdings, Inc. (“XM”) and your shareholders will each own approximately 50% of the combined company. Per page 3, we understand that the board of directors of the combined company will consist of 12 directors. “Mel Karmazin, SIRIUS’ Chief Executive Officer, or CEO, and a member of the board of directors, will remain CEO of the combined company and a member of the board of directors. Gary M. Parsons, XM’s Chairman, will become chairman of the board of directors of the combined company. Of the remaining 10 directors, XM and SIRIUS will each designate four directors, who will qualify as independent directors, and XM will designate two additional directors (one will be a designee of General Motors and the other will be a designee of American Honda).” Accordingly, it appears that the board will be controlled by XM. Please tell us in detail how you considered the factors in paragraph 17 of SFAS 141 in concluding that you are the accounting acquirer.

SFAS 141 (paragraph 17) sets forth the following factors to consider when determining which entity is the accounting acquirer:
•	relative voting rights in the combined entity after the combination,

•	existence of a large minority interest in the combined entity when no other owner or organized group of owners has a significant voting interest,

•	composition of the governing body of the combined entity,

•	composition of the senior management of the combined entity, and

•	terms of the exchange of equity securities.
(a) Voting Rights: The ownership of the combined company would have been approximately 50.6%/49.4% in favor of the SIRIUS stockholders based on outstanding shares at February 19, 2007, the date of the announcement of the proposed merger. On a fully diluted basis, on that date, the ownership would essentially become equalized between SIRIUS and XM.

Securities and Exchange Commission	-7-	August 30, 2007
However, without the payment of the premium to be paid by SIRIUS to XM stockholders, the ownership interest on a fully diluted basis would be in favor of SIRIUS stockholders as of February 19, 2007. The calculation of ownership on a fully diluted basis assumes that all vested and in-the-money common stock equivalents would be converted into common stock.
As a result, there does not appear to be a clear acquiring entity based on voting rights. However, given that the voting rights on a fully diluted basis become equalized only by virtue of the premium to be paid by SIRIUS to XM stockholders, SIRIUS and XM believe that there is a bias towards SIRIUS as accounting acquirer over XM.
(b) Existence of Large Minority Voting Interest in Combined Company: With the exception of Legg Mason and T. Rowe Price, which own beneficially approximately 10.8% and 10.3%, respectively, of XM, no company or individual holds a greater than 10% interest in either company. Apollo Management IV, L.P., held approximately 6.6% of the outstanding shares of SIRIUS common stock as of February 28, 2007. Leon Black, the Chairman of Apollo, is also a member of the SIRIUS Board of Directors. American Honda, which owns approximately 6.6% of XM, also holds an XM board seat. Accordingly, it appears that no minority stockholder interest is large enough to warrant consideration under this test.
(c) Composition of the Board of Directors: The Board of Directors of the combined company will initially consist of 12 directors. Mel Karmazin, SIRIUS’ CEO and a member of the SIRIUS Board of Directors, will remain CEO of the combined company and a member of the Board of Directors. Gary M. Parsons, XM’s Chairman, will become chairman of the Board of Directors of the combined company. Of the remaining 10 directors, SIRIUS and XM will each designate four directors each of whom will qualify as an independent director for purposes of the NASDAQ Marketplace Rules (collectively, the “Independent Directors”), and General Motors and American Honda will each designate another director (these two directors, collectively, the “Designated Directors”).
For a period of two years following the merger, (A) any termination or replacement of either the CEO or chairman of the Board of Directors and (B) any sale, transfer or other disposition of assets, rights or properties which are material, individually or in the aggregate, to the combined company, shall require the prior approval of a majority of the Independent Directors. All other matters brought before the Board of Directors for resolution are decided by a majority vote of the Board.
SIRIUS’ bylaws provide for the annual election of the Board of Directors. None of the directors will be employees of SIRIUS or XM other than Messrs. Karmazin and Parsons.
There will be three standing committees of the Board of Directors of the combined company: a Nominating and Corporate Governance Committee, an Audit Committee and a Compensation Committee. The Chairman of the Nominating and Corporate Governance Committee shall be selected by directors initially designated by SIRIUS. Each of the Chairman of the Audit Committee and the Chairman of the Compensation Committee shall be selected by the directors designated by SIRIUS and XM, with each designating one such chairman. Members of these three committees shall qualify as

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Independent Directors and Designated Directors will not be eligible to sit on any of these committees. All three committees shall be comprised of an equal number of directors designated by SIRIUS and XM.
The composition of the Board of Directors does not appear to give control to either SIRIUS or XM. The Independent Directors, which are split evenly between SIRIUS and XM, will control the Board because of the Independent Director approval requirements discussed above. Although the Designated Directors are current XM Board members (i) designated significant matters will require the prior approval of a majority of the Independent Directors for two years after the merger is consummated and (ii) they are not eligible to sit on the Board’s Nominating and Corporate Governance Committee, Audit Committee or Compensation Committee.
(d) Composition of the Senior Management: As noted above, the current CEO of SIRIUS, Mel Karmazin, will be the CEO of the combined company. As the CEO, Mr. Karmazin will be the executive officer with oversight responsibility for the general and active management of the combined entity. The current Chairman of XM will be the chairman of the Board of Directors of the combined company. No other employment or Board positions have been determined at this time. As a result, there does not appear to be a clear acquiring entity based on the proposed composition of senior management.
(e) Terms of the Exchange of Equity Securities: SIRIUS will pay a premium of approximately 19.5% over the closing price of XM common stock on the last trading day before the merger was announced. The fact that SIRIUS is paying a significant premium to XM stockholders would indicate that SIRIUS is the acquiring entity, all else being equal.

In conclusion, SIRIUS and XM believe that the guidance in FAS 141 leads to SIRIUS being the accounting acquirer due to the significant premium to XM stockholders. In summary, criterion (a), voting rights, is neutral (with a bias towards SIRIUS); criterion (b), large minority voting interests, is neutral; criterion (c), composition of the board of directors, is neutral; criterion (d), composition of senior management, is neutral; and criterion (e), payment of a premium by the acquiring entity, is in favor of SIRIUS. Because SIRIUS agreed to pay a premium over the market value of XM and the legal structure of the transaction involves XM merging into a subsidiary of SIRIUS, and no other criteria requires a different conclusion, both companies believe that SIRIUS should be considered the accounting acquirer.
Material U.S. Federal Income Tax Consequences, page 48
16.	We note that you intend to file a tax opinion covering the material federal income tax consequences to investors in an amendment to the registration statement. However, we also note that you indicate on page 5 that tax counsels will be providing their tax opinions at the effective time of the merger (after effectiveness of this registration statement). Please clarify when you expect to file the tax opinions and provide us with a draft of both opinions for our review and possible comment.

Securities and Exchange Commission	-9-	August 30, 2007

In response to the Staff’s comment, the tax opinions required under Item 601(b)(8) of Regulation S-K will be filed hereafter with the next amendment to the Registration Statement for the Staff’s review and possible comment. In addition, it is a condition to each of XM’s and SIRIUS’ respective obligations to complete the merger that it receives a separate legal opinion, at the effective time of the merger, that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes and such opinions are expected to be delivered at the closing.
Governance Matters, page 59
17.	Clarify what the “certain procedures” involve for selecting a successor for either Mr. Karmazin or Mr. Parsons.

In response to the Staff’s comment, the disclosure on page 61 has been revised to clarify the procedures for selecting a successor for either Mr. Karmazin or Mr. Parsons.
Unaudited Pro Forma Condensed Combined Financial Statements, page 70
18.	Per page 6, we note that you may be required to repurchase a significant portion of XM’s outstanding debt and/or you may repurchase this debt. Please discuss this possible debt restructuring and any impact, if any, on your pro forma financial statements.

In response to the Staff’s comment, the disclosure on page 72 has been revised to discuss the possible debt restructuring and any impact on the pro forma financial statements.

19.	Please refer to the third paragraph. We note your disclosure that certain valuations have not been performed on tangible and intangible assets and liabilities and therefore, an estimate of fair value of these assets and liabilities has not been reflected in the pro forma financial statements. Based on this disclosure, it appears to us that material changes to the pro forma financial statements may occur. Please provide additional pro forma presentations to give effect to the range of possible results under Rule 11-02(8) of Regulation S-X.

SIRIUS estimated the fair value of XM’s assets and liabilities based on discussions with XM’s management, due diligence and information presented in public filings, including XM’s most recent Annual Report on Form 10-K. Until regulatory approvals are received from the Department of Justice and the Federal Communications Commission, both companies are limited in sharing information, which inhibits SIRIUS’ ability to adjust certain assets and liabilities to fair value. For example, SIRIUS expects that certain of XM’s content agreements with third parties that allow XM to broadcast sports and entertainment programming will need to be adjusted to fair value. However, for antitrust reasons, these significant agreements have not been shared. It is therefore not possible to provide a range of possible results beyond the information currently included in the Registration Statement, which reflects SIRIUS’ best estimates based on the available information.

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20.	Please tell us why the minority interest will be eliminated. We note the pro forma combined balance sheet does not reflect this elimination.

In response to the Staff’s comment, the line item regarding the XM minority interest in Note 1 has been revised to clarify that the XM minority interest is not being eliminated.

21.	We note that you are utilizing a third-party independent valuation to value the assets and liabilities acquired. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert(s) and include the consent(s) of the expert(s). If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuation.

In response to the Staff’s comment, the reference to the independent valuation has been deleted and disclosures that explain the method and assumptions used by SIRIUS to determine the valuation have been added on page 78.

Note 2. Pro Forma Adjustments, page 76
22.	Please refer to adjustment b. Disclose and tell us why XM’s operation expense is not considered a cost of services to you.

XM classifies certain facility and information technology expenses as broadcast and operation expense in its results of operations, whereas these expense items are classified as general and administrative expenses in SIRIUS’ results of operations. SIRIUS believes it is appropriate to classify these expenses as general and administrative since they support XM’s entire business and are primarily fixed costs not directly linked to the broadcasting of XM’s service.

In response to the Staff’s comment, SIRIUS expanded the description in adjustment b. of Note 2 on page 77 to describe the nature of the expense items reclassified to general and administrative expenses.

23.	Please refer to adjustments c, d, e, g, h, k, n, p, q and r. Revise to separately present the adjustment amount in the pro forma financial statements.

In response to the Staff’s comment, the pro forma financial statements on pages 73, 74 and 75 have been revised to separately present each adjustment.

24.	Please refer to adjustment e. Tell us why the amortization is not based on the effective interest method.

In response to the Staff’s comment, adjustment e has been updated to reflect interest expense using the effective interest method.

25.	Please refer to adjustment k. Disclose the amounts for XM’s FCC License, certain long-lived intangible assets, investment in XM Canada and long-term debt. These amounts should be the same amounts reflected in the pro forma financial statements.

In response to the Staff’s comment, the disclosure in adjustment k has been revised to disclose the amounts for XM’s FCC License, certain long-lived intangible assets, and long-term debt. The investment in XM Canada is no longer included in adjustment k since XM reduced the carrying value of this investment during the quarter ended June 30, 2007 to approximate fair market value.

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Updating
26.	Please update the financial statements and the applicable sections under Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the financial statements and the applicable sections under Rule 3-12 of Regulation S-X have been updated.
Sirius’ Form 10-Q for the Quarterly Period Ended June 30, 2007
Note 3. Inventory, page 10
27.	Tell us in more detail what you mean by the statement, “[i]ncluded in our finished goods inventory are certain new products not shipped by our distributor to its customers within 90 days of receipt of goods. Such products are subsequently repurchased by our distributor upon receipt of a customer order.”

SIRIUS has entered into an agreement with Directed Electronics Inc. (“DEI”) to distribute equipment to consumer electronic stores in the United States. Title to this equipment is held by DEI and is, accordingly, not recorded in SIRIUS’ financial statements. As part of this agreement, SIRIUS has committed to purchase equipment that DEI cannot sell within 90 days of DEI purchasing the equipment from the manufacturers. At June 30, 2007, SIRIUS accrued an amount (equal to less than 5% of the total inventory balance) for this commitment which represents the equipment’s net realizable value. If in future periods, orders are received by the consumer electronic stores, DEI will repurchase the equipment from SIRIUS and sell it to the consumer electronic stores. SIRIUS does not record revenue for products repurchased by DEI.

Item 4. Controls and Procedures, page 39

28.	We note your disclosure that “[t]here have been no significant changes in our internal control over financial reporting or in other factors that could materially affect, or is reasonably likely to materially affect, our internal control over financial reporting for the three months ended June 30, 2007.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during the quarters ended March 31, 2007 and June 30, 2007 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

Securities and Exchange Commission	-12-	August 30, 2007

SIRIUS supplementally confirms that there was no change in its internal control over financial reporting that occurred during the quarters ended March 31, 2007 and June 30, 2007, that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. SIRIUS also advises the Staff that it will conform its disclosure to comply with Item 308(c) of Regulation S-K in its future periodic filings.
XM’s Form 10-Q for the Quarterly Period Ended June 30, 2007
Unaudited Condensed Consolidated Statements of Cash Flows, page 8

29.	Please tell us why you are presenting the proceeds from the sale-leaseback transaction. It is our understanding that you entered into this transaction with a consolidated entity.

XM has advised us that the consolidated entity with which XM entered into the sale-leaseback transaction raised proceeds during the period. The description in XM’s Form 10-Q for the Quarterly Period ended June 30, 3007 will be revised in XM’s next Form 10-Q filing to be presented as proceeds from financing of a consolidated entity.

Note (6). Long-Term Debt, page 19

30.	We note that you utilized third-party independent appraisers to value the sale-leaseback arrangement. While you are not required to make reference to these independent valuations, when you do you should also disclose the name of the experts and include the consents of the experts since the reference is made in a 1933 Act filing (incorporation by reference). If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by you to determine the valuation.

XM has advised us that the use of the third party appraiser and the associated valuation does not impact the underlying accounting for such transaction. The underlying transaction was to raise financing and XM did not rely on the valuation for this transaction. XM advised us that it will remove the reference to the third party appraiser in its next Form 10-Q filing.
Limitation of Personal Liability of Directors and Indemnification, page 86
31.	Please supply the disclosure required by Item 510 of Regulation S-K in this section.

We respectfully advise the Staff that Item 510 of Regulation S-K requires additional disclosure only if the undertaking required by paragraph (h) of Item 512 of Regulation S-K is not required to be included in the registration statement because acceleration of the effective date of the registration statement is not being requested. The Registration Statement includes the undertaking required by paragraph (h) of Item 512 because it is intended that acceleration of the effective date of the Registration Statement will be

Securities and Exchange Commission	-13-	August 30, 2007

requested at a later date and, therefore, we believe that no additional disclosure is required by Item 510 of Regulation S-K.
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     Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Simone Bono at 212-455-3644 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response. We will file a further amendment in response to any other comments or questions you provide in respect of this filing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission Larry Spiegel, Esq. Dean Suehiro

Sirius Satellite Radio Inc. Patrick L. Donnelly, Esq.

XM Satellite Radio Holdings Inc. Joseph M. Titlebaum, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP Thomas Kennedy, Esq.